Exhibit 1.01

Conflict Minerals Report

I.                                        Introduction

The Toro Company (“Toro”) has included this Conflict Minerals Report as an exhibit to its Form SD as required by Rule 13p-1 under the Securities Exchange Act of 1934, as amended, and Form SD (the “Conflict Minerals Rule”).

As used herein, Conflict Minerals, or 3TG, are columbite-tantalite (coltan), cassiterite, gold, wolframite and the derivatives tantalum, tin, and tungsten, without regard to their location of origin, as provided for in the Conflict Minerals Rule.

Toro followed the criteria set forth in the Organisation for Economic Co-operation and Development’s (the “OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, as supplemented by the Supplement on Tin, Tantalum and Tungsten and the Supplement on Gold (Second Edition 2013) (collectively, the “OECD Guidance”) to establish its company management systems, to conduct its reasonable country of origin inquiry (“RCOI”) and for its due diligence measures relating to 3TG, as discussed below.

II.                                   Company Management Systems

A.            Conflict Minerals Policy

Toro has a Conflict Minerals Policy that is communicated to our direct suppliers and available under the Product Safety and Sustainability page of our website at https://www.toro.com/~/media/Files/Toro/Pages/about/conflict-materials-policy.ashx?la=en .

Our policy confirms that Toro is committed to complying with the Conflict Minerals Rule and expect our suppliers to support us in meeting our 3TG reporting obligations and to establish their own Conflict Minerals programs consistent with the OECD Guidance.  Suppliers who do not comply with the expectations and requirements set forth in our policy may be reviewed and evaluated accordingly for future business and sourcing decisions.

Toro does not seek to embargo the sourcing of 3TG from the Democratic Republic of the Congo (“DRC”) region, nor does it expect its suppliers to do so.

B.            Internal Management Team

Toro created a team of senior staff under the Vice President, Treasurer and Chief Financial Officer, Vice President of Global Operations, and Vice President, Secretary and General Counsel responsible for oversight of Toro’s Conflict Minerals compliance strategy.  The following functional areas were represented on the working group: Finance, Legal, Information Services and Sourcing. Relevant internal personnel was educated on the Conflict Minerals Rule, the OECD Guidance, Toro’s compliance plan and reviewing and validating supplier responses to Toro inquiries.

We report the findings of our supply chain risk assessment to our internal management team.

C.            Control Systems

Toro is a member of the Conflict-Free Sourcing Initiative (“CFSI”) and participates in the National Association of Manufacturers Conflict Minerals Working Group, Twin Cities Conflict Minerals Task Force, and Manufacturers Alliance for Productivity and Innovation (“MAPI”) Conflict Minerals Forum.

D.            Supplier Engagement

Toro’s Supplier Terms of Commerce reflects our expectations regarding our suppliers’ efforts to support us in meeting our 3TG reporting obligations and address risks associated with 3TG sourcing.  We furnished to our suppliers the Conflict Minerals Reporting Template (“CMRT”) developed by the CFSI and a link to the related training materials.  Toro utilized the CMRTs returned to us by our suppliers to identify smelters and refiners in our supply chain.

E.            Records Management

Toro maintains records relating to Conflict Minerals due diligence, including records of due diligence processes, findings and resulting decisions, per Toro’s applicable record retention policies, which provides for retention of at least five years.

F.             Grievance Mechanism

Toro has a mechanism for employees, suppliers and other interested parties to report violations of its Conflict Minerals Policy either through a hotline or confidential web form.  The contact information for the grievance mechanism is contained in our publicly available Conflict Minerals Policy at https://www.toro.com/~/media/Files/Toro/Pages/about/conflict-materials-policy.ashx?la=en .

G.           Carry Out Independent Third-Party Audit of Supply Chain Due Diligence at Identified Points in the Supply Chain

In connection with its due diligence, Toro utilized information made available to CFSI members concerning independent third-party audits of smelters and refiners.  Toro supports the development and implementation of independent third-party audits of smelters and refiners through its membership in the CFSI.

H.           Report on Supply Chain Due Diligence

Toro filed a Form SD and this Conflict Minerals Report with the Securities and Exchange Commission and the filing is available under the Product Safety and Sustainability page of our website https://www.toro.com/en/about/corporate-responsibility/product-safety-sustainability/conflict-minerals .

III.                              Reasonable Country of Origin Inquiry

A.            In-Scope Suppliers

Toro personnel determined which of its products were in-scope for purposes of the Conflict Minerals Rule through product specifications, bills of material, supplier inquiries and other information known to Toro.  We determined which suppliers were “high-risk” based on the likelihood of suppliers’ components containing 3TG and based on the suppliers’ relationship status with Toro.

B.            Request for Information

Toro utilized the CMRT developed by the CFSI to identify smelters and refiners in its supply chain.  We distributed the CMRT to our in-scope suppliers by email.  In the communication accompanying the CMRT, Toro communicated its expectations that the CMRT be completed and returned to Toro for review. We followed up by email or phone with suppliers that Toro deemed “high-risk” who did not submit a CMRT within the specified timeframe.

C.            Survey Responses

Toro personnel reviewed the completed CMRTs and other responses received from suppliers.  We followed up by email or phone with Toro’s “high risk” suppliers that did not fully complete the CMRT or provided a non-conforming written response, requesting them to submit a revised CMRT.

D.            Risk Assessment

Based on the information furnished by our suppliers and other information known to Toro, we assessed the risks of adverse impacts.  To the extent that a completed CMRT contained smelter or refiner information, Toro reviewed this information against an internally developed “red flags” list and the list of eligible smelters and refiners contained in the CFSI member smelter database.  To the extent that an eligible smelter or refiner identified by a supplier was not certified as compliant or active by the CFSI, Toro consulted publicly available information to attempt to determine whether that smelter or refiner obtained 3TG from sources that directly or indirectly financed or benefitted armed groups (as defined in the Conflict Minerals Rule) in the Democratic Republic of the Congo or an adjoining country.

If a supplier did not complete a template or did not otherwise provide a written response, submitted an incomplete template or submitted a template believed to contain errors or inaccuracies, the origin of the applicable 3TG contained in the products covered by the response was treated as “unknown origin.”  If a supplier provided a company-level declaration not specific to Toro’s products, did not identify a smelter or refiner or an eligible smelter or refiner was not certified as compliant or active by the CFSI, the origin of the applicable 3TG contained in the products covered by the response was treated as “unknown origin.”

Toro’s Conflict Minerals Compliance Team reported the findings of its supply chain risk assessment to Toro’s Vice President, Treasurer and Chief Financial Officer, Vice President of Global Operations, and Vice President, Secretary and General Counsel.

Toro has adopted and implemented a risk management plan to respond to identified risks that includes recommending to Sourcing that suppliers receive point demerits on their Supplier Performance Evaluation (“SPE”) scorecard for not responding to our request to submit a CMRT within the specified timeframe or submitting an incomplete template or template containing numerous errors or inaccuracies.

IV.                               Design of Due Diligence Framework

Toro followed the criteria set forth in the OECD Guidance to conduct its due diligence measures relating to 3TG.

V.                                    Due Diligence Measures

The due diligence measures performed by Toro include comparing the smelter and refiner information received from our suppliers against the smelter database information available to CFSI members to identify the audit status of smelters and refiners and the countries of origin of the 3TG sourced by compliant smelters and refiners.

VI.                               Product Status and Information

For 2016, Toro has concluded that all of the Toro in-scope products in the categories indicated below contained 3TG of unknown origin:

•                  professional turf maintenance equipment

•                  turf irrigation systems

•                  landscaping equipment and lighting

•                  agricultural micro-irrigation systems

•                  rental and specialty construction equipment

•                  residential yard and snow thrower products

•                  professional snow and ice management products

VII.                          Identified Smelters and Refiners

We were unable to determine the origin of at least a portion of the necessary 3TG contained in each of the in-scope products that we manufactured in 2015.  However, as part of our reasonable country of origin inquiry, some of our suppliers identified to us smelters and refiners that may have processed the necessary 3TG contained in the in-scope products that we manufactured in 2015, as reflected in the table below.  Please see the notes accompanying the table for additional information concerning the data contained in the table.  Due to our position in the supply chain, we rely on our suppliers for accurate smelter and refiner information and our due diligence measures do not provide absolute certainty regarding the source of the necessary 3TG contained in the in-scope products that we manufacture.

Smelter and Refiner and Country of Origin Information(1)

	Compliant
	Non-DRC Region Sourced	DRC Region Sourced	R/S	Not Disclosed	Active	Other
Gold	8	0	16	64	15	102
Tantalum	42	17	33	1	1	8
Tin	55	2	15	0	18	107
Tungsten	29	4	15	0	9	26

(1)   We note the following in connection with the information contained in the foregoing table:

(a)         The smelters and refiners reflected in the table were identified by our suppliers as potentially being part of our supply chain.  However, not all of the included smelters and refiners are believed by us to have processed the necessary 3TG contained in the in-scope products that we manufacture, since the large majority of our suppliers reported to us at a “company level” the 3TG contained in all of their products, not just those in the products that they sold to us.  Some suppliers may have reported to us smelters and refiners that were not in their supply chain due to over-inclusiveness in the information received from their suppliers or for other reasons.  In addition, the smelters and refiners reflected above may not be all of the smelters and refiners in our supply chain, since many suppliers were unable to identify all of the smelters and refiners used to process the necessary 3TG content contained in the in-scope products that we manufacture and not all of the suppliers responded to our inquiries.

(b)         All compliance status information in the table is as of May 6, 2016.

(c)          “Compliant” means that a smelter or refiner was audited and found compliant with the Conflict-Free Smelter Program’s (“CFSP”) assessment protocols.

(d)         “Active” means that a smelter or refiner is engaged in the CFSP but has not yet been found to be compliant.

(e)          “Other” includes those “Eligible,” “Alleged,” and “Group Company” smelters or refiners with an audit status other than Compliant or Active, including “In Communication,” “Outreach Required,” “TI-CMC Member Company” and “Not Applicable.”  Toro, through its membership in the CFSI, supports efforts to bring these smelters or refiners into the CFSP audit program.

(f)           “DRC Region” means the DRC and its nine adjoining countries.  Origin information was derived from information made available by the CFSI to its members.  According to this information, some of the Compliant smelters and refiners may have sourced from both within the DRC Region and outside the DRC Region.  For these smelters and refiners, we were not able to determine the country of origin of the 3TG specific to our products.  Therefore, not all of the country of origin information reflected in the table may apply to the necessary 3TG contained in the in-scope products that we manufactured.  If a smelter or refiner sourced from multiple sources, it is included in the table under each applicable category

(g)          “R/S” means the reported facility processes recycled or scrap material.

(h)         A smelter or refiner is indicated as “Compliant/Not Disclosed” if the country of origin of the 3TG processed by the smelter or refiner was not disclosed by the certifying party.

(i)             The compliance status and origin reflected in the table is based solely on information made available by the CFSI to its members, without independent verification by us.

(j)            We were not able to determine the country of origin of the 3TG processed by any of the smelters or refiners listed as “Active” or “Other.”